Exhibit 99.1

LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.linuxgoldcorp.com

N E W S R E L E A S E

HEBEI PROVINCE, PEOPLES REPUBLIC OF CHINA, GOLD & SILVER PROSPECT
PROGRESS REPORT

For Immediate Release: April 5, 2004, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB & GISBeX) wishes to announce assay results indicating high grade gold and silver on the Tuo Dao Gou gold zone of the Company’s Bo Luo Nuo property in China. The Tuo Dao Gou gold zone reported 5.5 ounces of gold per ton with 9 ounces of silver by Acme Analytical Laboratories on April 1, 2004.

The visit to the Hebei Province was supervised by Geologist Jim Yin, Ph.D. on behalf of the Company.

Sample ID	Site	Results (g/t)
		Au – Gold	Ag - Silver
04-02	Tuo Dao Gou	175.7	273

Dr. Yin directed the sampling of the major known gold zones and platinum, palladium properties. A total of 118 samples were collected from 12 different known gold zones for gold and silver and 32 samples were collected from the platinum, palladium deposit.

Assays are currently being completed by the Institute of the Beijing General Research Institute of Mining and Metallurgy. The next exploration stage recommended by Dr. Yin is to explore the higher grade gold zones, after receipt of the assays, in order to provide sufficient ore to feed the existing mill on the property.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has the exclusive mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometres in Hebei Province, Peoples Republic of China.

Linux Gold Corp. also has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area, B.C., Canada located near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact:	Investor Relations
President	Tel:	800-665-4616
604-278-5996

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.